Exhibit 23.2
KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078-2778
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Northfield Bancorp, Inc. and Subsidiaries:
We consent to the use of our report dated March 16, 2010 with respect to the consolidated balance sheets of Northfield Bancorp, Inc. and subsidiaries as of December 31, 2009 and December 31, 2008, and the related consolidated statements of income, statements of stockholders’ equity, and cash flows for each of the years in the three year period then ended, included herein, and to reference to our firm under the heading “Experts” in the prospectus.
Short Hills, New Jersey
June 7, 2010
KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.